Exhibit 99.1

Second Quarter 2019 Earnings Conference Call August 2, 2019

Forward - Looking Information 2 Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information included in this presentation reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast consolidated and segmented capital expenditures for 2019 and the five - year period from 2019 through 2023 ; targeted average annual dividend growth through 2023 ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Gila River Natural Gas Generating Station Unit 2 , Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Intermediate Pressure System Upgrade ; and the expected timing and outcome of regulatory decisions . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : reasonable regulatory decisions by utility regulators and the expectation of regulatory stability ; the implementation of the Corporation's five - year capital expenditure plan ; no material capital project and financing cost overruns related to any of the Corporation's capital projects ; sufficient human resources to deliver service and execute the capital expenditure plan ; the realization of additional opportunities ; the impact of fluctuations in foreign exchange ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to mid - year rate base .

Barry Perry President & CEO

Commenced Utilizing ATM To Fund Incremental Growth 4 Q2 Business Highlights $484M Net Gain Booked in Q2 For Waneta Asset Sale Invested $1.6B June YTD Revising 2019 Capital Guidance Upwards By ~16% to $4.3B Two - Year Agreement Signed To Export LNG to China Issued 2019 Sustainability Update

2019 Capital Guidance Increased by $0.6B to $4.3B 5 $3.7B $0.3B $0.1B $ 0.1 B Prior 2019 Capital Plan UNS Energy ITC Other Regulated Utilities Foreign Exchange Revised 2019 Capital Plan (1) $0.1B $4.3B (1) Previously, the 2019 capital plan assumed a USD/CAD foreign exchange rate of $1.28. The revised 2019 capital plan uses a USD/CAD foreign exchange rate of $1.32. 2019 Capital Plan Increased by $600M 2020 - 2024 Capital Plan to be Announced in Fall 2019 Other Regulated Utilities

Progress on 2019 Major Capital Projects 6 Significant Capital Projects ($millions) (1) YTD June 2019 Spending 2019 Annual Forecast Expected Year of Completion ITC Multi - Value Regional Transmission Projects 34 65 2023 ITC 34.5 kV to 69 kV Transmission Conversion Project 59 120 Post - 2023 UNS Energy Gila River Natural Gas Generating Station Unit 2 - 218 2019 UNS Energy Southline Transmission Project - 102 2022 UNS Energy Oso Grande Wind Project 17 346 2020 FortisBC Lower Mainland Intermediate Pressure System Upgrade 61 189 2020 Wataynikaneyap Transmission Power Project 5 163 2023 (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. Forecast includes both the capitalized debt and equity components of AFUDC, where applicable.

73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 Dividend paid Leader in Dividend Growth With 45 Consecutive Years of Dividend Increases 7 $ 0.5 1.0 1.5

Jocelyn Perry Executive Vice President & CFO

$484M Net Gain Realized in Q2 For Waneta Asset Sale Q2 2019 Adjusted EPS of $ 0.54 Impacted by Weather Changes 9 Second Quarter Results Adjusted EPS (1) Reported EPS (1) Non - US GAAP measure $1.33 $2.39 YTD 2018 YTD 2019 $0.57 $1.66 Q2 2018 Q2 2019 $1.30 $1.28 YTD 2018 YTD 2019 $0.59 $0.54 Q2 2018 Q2 2019

Tucson Temperatures Q2 2018 Q2 2019 2 nd Highest Lowest in on Record 20 Years 10 Earnings Impacted by Weather Changes $60M $81M Q2 2018 Q2 2019 $60M 2,501 Q2 2018 Q2 2019 Earnings Retail Sales (GWh) 2,766 Q2 2018 Q2 2019 Production (GWh) YTD 2018 YTD 2019 57 15 120 39 Belize Rainfall Below - Normal Rainfall with Drought Conditions Earnings $6M below Q2 2018 and $10M below for first half of 2019 UNS ENERGY (Arizona) BECOL (Belize)

EPS Drivers – Q2 11 $8.4 $9.8 $ 0.59 $ 0.03 $0.01 $ 0.01 Q2 2018 Adjusted EPS U.S. Transmission (ITC) Western Canadian Electric & Gas Foreign Exchange Corporate & Other UNS Energy Energy Infrastructure Other Electric Central Hudson Q2 2019 Adjusted EPS (1) ($0.06) (2) $0.54 ($0.01) ($0.03) (1) Non - US GAAP measure (2) Includes FortisBC Energy, FortisBC Electric and FortisAlberta (3) Reflects higher average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.34 in Q2 2019 versus $1.29 in Q2 2018 (4) Includes Corporate costs, weighted average common share impacts and quarterly earnings impact as a result of the disposition of Waneta (5) Excludes earnings impact related to the disposition of Waneta (1) (3) (4) Includes weather - driven impacts of ($0.06) $0.01 ($0.01) (5)

$ 1.30 $ 0.04 $0.03 $ 0.02 Q2 YTD 2018 Adjusted EPS Foreign Exchange U.S. Transmission (ITC) Western Canadian Electric & Gas Central Hudson UNS Energy Energy Infrastructure Corporate & Other Q2 YTD 2019 Adjusted EPS (1) $0.01 (2) $1.28 ($0.01) ($0.06) EPS Drivers – YTD 12 $8.4 $9.8 ($0.05) (1) Non - US GAAP measure (2) Reflects higher average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.33 in Q2 YTD 2019 versus $1.28 in Q2 YTD 2018 (3) Includes FortisBC Energy, FortisBC Electric and FortisAlberta (4) Excludes earnings impact related to the disposition of Waneta (5) Includes Corporate costs, weighted average common share impacts and the earnings impact as a result of the disposition of Wan eta (1) (4) (5) (3) Includes weather - driven impacts of ($0.06)

2019 Regulatory Outlook 13 TEP rate case filed with the ACC on April 1 st u sing a 2018 test year 2020 - 2024 Multi - Year Rate Plan Filed in March 2019 MISO Base ROE Complaints • FERC recently established new supportive methodology • Awaiting final decision from FERC Notice of Inquiries (NOIs) issued by FERC in March 2019 seeking stakeholder comment on: • Incentive policies for transmission investment • Methodology for establishing ROEs FERC issued order in July 2019 accepting TEP’s proposed transmission tariff application that included forward - looking rates (1) (1) Effective August 1, 2019, subject to refund following hearing and settlement procedures.

14 Virtually All Regulated Highly Diversified Strong Organic Growth Profile 6% Dividend Guidance ESG Leader Well - Run Utilities Virtually All Regulated Why Invest In Fortis? Focused on Energy Delivery

Expected Upcoming Events 15 Expected Earnings Release Dates Upcoming Events Investor Day (hosted at ITC) September 10, 2019 Q3 2019 November 1, 2019 Q4 2019 February 14, 2020

Second Quarter 2019 Earnings Conference Call August 2, 2019

Appendix

Second Quarter Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q2 2019 Adjustment Adjusted Q2 2019 (1) Q2 2018 Adjustment Adjusted Q2 2018 (1) Adjusted Q2 Variance Regulated – Independent Electric Transmission ITC 101 - 101 86 - 86 15 Regulated – US Electric & Gas UNS Energy 60 - 60 81 - 81 (21) Central Hudson 7 - 7 12 - 12 (5) 67 - 67 93 93 (26) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 10 - 10 7 - 7 3 FortisAlberta 34 - 34 32 - 32 2 FortisBC Electric 15 - 15 15 - 15 - Other Electric (2) 29 - 29 35 - 35 (6) 88 - 88 89 - 89 (1) Non - Regulated Energy Infrastructure 8 (1) 7 20 11 31 (24) Corporate and Other 456 (484) (28) (48) - (48) 20 Net Earnings Attributable to Common Equity Shareholders 720 (485) 235 240 11 251 (16) Weighted Average Shares (# millions) 433.1 433.1 433.1 423.8 423.8 423.8 9.3 EPS $1.66 $(1.12) $0.54 $0.57 $0.02 $0.59 $(0.05) 18 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q2 2019 Results by Segment APPENDIX

June YTD Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) June YTD 2019 Adjustment Adjusted June YTD 2019 (1) June YTD 2018 Adjustment Adjusted June YTD 2018 (1) Adjusted June YTD Variance Regulated – Independent Electric Transmission ITC 193 - 193 172 - 172 21 Regulated – US Electric & Gas UNS Energy 115 - 115 131 - 131 (16) Central Hudson 39 - 39 33 - 33 6 154 - 154 164 - 164 (10) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 110 - 110 105 - 105 5 FortisAlberta 61 - 61 59 - 59 2 FortisBC Electric 31 - 31 31 - 31 - Other Electric (2) 52 - 52 53 - 53 (1) 254 - 254 248 - 248 6 Non - Regulated Energy Infrastructure 16 4 20 38 15 53 (33) Corporate and Other 414 (484) (70) (59) (30) (89) 19 Net Earnings Attributable to Common Equity Shareholders 1,031 (480) 551 563 (15) 548 3 Weighted Average Shares (# millions) 431.3 431.3 431.3 422.9 422.9 422.9 8.4 EPS $2.39 $(1.11) $1.28 $1.33 $(0.03) $1.30 $(0.02) 19 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities June YTD 2019 Results by Segment APPENDIX

Non - US GAAP Reconciliation ($millions, except for common share data) Q2 2019 Q2 2018 Variance June YTD 2019 June YTD 2018 Variance Net Earnings Attributable to Common Equity Shareholders 720 240 480 1,031 563 468 Adjusting Items: Gain on disposition (1) (484) - (484) (484) - (484) Unrealized (gain) loss on mark - to - market of derivatives (2) (1) 11 (12) 4 15 (11) Consolidated state income tax election (3) - - - - (30) 30 Adjusted Net Earnings Attributable to Common Equity Shareholders 235 251 (16) 551 548 3 Adjusted EPS $0.54 $0.59 $(0.05) $1.28 $1.30 $(0.02) Weighted Average Shares (# millions) 433.1 423.8 9.3 431.3 422.9 8.4 20 (1) G ain, net of expenses, on the sale of the 51% ownership interest in the Waneta Expansion hydroelectric generating facility. T he sale closed on April 16, 2019. (2) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy In fr astructure segment (3) Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment Adjusted Earnings Reconciliation APPENDIX

($billions) 2019F Capital (1) 2019F Rate Base (1) Regulated – Independent Electric Transmission ITC 1.0 8.8 Regulated – US Electric & Gas UNS Energy 1.4 5.0 Central Hudson 0.3 1.9 Total Regulated – US Electric & Gas 1.7 6.9 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 0.5 4.5 FortisAlberta 0.4 3.5 FortisBC Electric 0.1 1.3 Other Electric (2) 0.5 3.0 Total Regulated – Canadian & Caribbean Electric & Gas 1.5 12.3 Energy Infrastructure 0.1 - Total 4.3 28.0 21 (1) 2019 forecast capital expenditures and rate base are translated at a forecast USD/CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities 2019 Forecast Capital & Rate Base By Segment APPENDIX 2019F Capital Expenditures Sustaining 64% Growth 24% Other 12%

Fortis Remains Committed to Investment-Grade Credit Ratings and Strong Regulated Utility Ratings

APPENDIX

Company	S&P Global	Moody's	DBRS
Fortis Inc.	BBB+	Baa3	BBB (high)
ITC Regulated Subsidiaries	A	A1	n/a
Tucson Electric Power	A-	A3	n/a
Central Hudson	A-	A3[(1)]	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) In July 2019, Moody's downgraded Central Hudson to A3 from A2, with a stable outlook.

FORTIS INC.

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